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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               Jameson Inns, Inc.
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                       (Name of Subject Company (issuer))

                           Jameson Inns, Inc. - issuer
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    (Names of Filing Persons (identifying status as offeror, issuer or other person))

          Options to Purchase Common Stock, Par Value $0.10 per share,
               Issued Under the Jameson 1993 Stock Incentive Plan
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                         (Title of Class of Securities)

                                    470457102
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                      (CUSIP Number of Class of Securities)

                                Steven A. Curlee
                    Vice President, Legal and General Counsel
                             8 Perimeter Center East
                                   Suite 8050
                           Atlanta, Georgia 30346-1604

                                    COPY TO:
                             Lynnwood R. Moore, Jr.
                             Conner & Winters, P.C.
                             3700 First Place Tower
                              15 East Fifth Street
                           Tulsa, Oklahoma 74103-4344

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                            Calculation of Filing Fee

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 Transaction valuation*                                    Amount of filing fee
        $8,749                                              $1

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*Calculated solely for the purpose of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934. This amount assumes the cancellation of all options subject to this offer.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                   Amount Previously Paid:  Not applicable
                   Form or Registration No.: Not applicable
                   Filing Party: Not applicable
                   Date Filed: Not applicable

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[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_] third-party tender offer subject to Rule 14d-1.
         [X] issuer tender offer subject to Rule 13e-4.
         [_] going-private transaction subject to Rule 13e-3.
         [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

Item 1.        Summary Term Sheet.

The information set forth in "Summary Term Sheet" in the Offer to Cancel (as defined below) is incorporated herein by reference.

Item 2.        Subject Company Information.

(a) The name of the issuer is Jameson Inns, Inc., a Georgia corporation, (the "Company") and the address of its principal executive office is 8 Perimeter Center East, Suite 8050, Atlanta, Georgia 30346-1604. The information set forth under "Information Concerning Jameson Inns" in Section 8 of the Offer to Cancel is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO (this "Schedule") relates to an offer by the Company to cancel all outstanding options to purchase shares of its common stock, par value $0.10 per share issued under the Jameson 1993 Stock Incentive Plan (the "Options") for cash in the amount of $0.01 per share, upon the terms and subject to the conditions set forth in the Offer to Cancel, dated March 20, 2002 (the "Offer to Cancel"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Cancel constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth in "Summary Term Sheet," "Introduction," "Number of Options; Expiration Date," and "Acceptance for Cancellation; Payment of Cash" in the Offer to Cancel is incorporated herein by reference.

(c) The information set forth in "Price Range of Common Stock Underlying the Options" in the Offer to Cancel is incorporated herein by reference.

Item 3.        Identity and Background of Filing Person.

(a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.        Terms of the Transaction.

(a) The information set forth in "Summary Term Sheet," "Introduction," "Number of Options; Expiration Date," "Procedure for Tendering Options," "Withdrawal Rights," "Acceptance for Cancellation; Payment of Cash," "Conditions of the Offer," "Source and Amount of Funds." "Federal Income Tax
Considerations," "Legal Matters; Regulatory Matters" and "Extension of Tender Period; Termination; Amendments" in the Offer to Cancel is incorporated herein by reference.

(b) The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the Options" in the Offer to Cancel is incorporated herein by reference.

Item 5.        Past Contracts, Transactions, Negotiations and Agreements.

(a) The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the Options" in the Offer to Cancel is incorporated herein by reference.

Item 6.        Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in "Purpose of the Offer" in the Offer to Cancel is incorporated herein by reference.

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(b)    The information set forth in "Acceptance for Cancellation; Payment of
Cash" in the Offer to Cancel is incorporated herein by reference.

(c) The information set forth in "Purpose of the Offer" in the Offer to Cancel is incorporated herein by reference.

Item 7.        Source and Amount of Funds or Other Consideration.

(a) The information set forth in "Source and Amount of Funds" and "Fees and Expenses" in the Offer to Cancel is incorporated herein by reference.

 (b) The information set forth in "Source and Amount of Funds" and "Conditions of the Offer" in the Offer to Cancel is incorporated herein by reference.

(d)    Not applicable.

Item 8.        Interest in Securities of the Subject Company.

(a) The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the Options" in the Offer to Cancel is incorporated herein by reference.

(b) The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the Options" in the Offer to Cancel is incorporated herein by reference.

Item 9.        Persons/Assets, Retained, Employed, Compensated or Used.

(a)    Not applicable.

Item 10.       Financial Statements.

(a)    Not applicable.

Item 11.       Additional Information.

(a) The information set forth in "Legal Matters; Regulatory Approvals" and "Interests of Directors and Officers; Transactions and Agreements Concerning the Options" in the Offer to Cancel is incorporated herein by reference.

(b)    Not applicable.

Item 12.       Exhibits.

(a)    (1) Offer to Cancel, dated March 20, 2002.

       (2) Form of Letter of Transmittal

(b)    Not applicable.

(d)

       (1) Jameson Inns, Inc. Director Stock Option Plan

       (2) Jameson Inns, Inc. 1997 Director Stock Option Plan incorporated by reference to Exhibit 10.17 to the Annual Report filed on Form 10-K for the year ended December 31, 1997

       (3) 1996 Stock Incentive Plan incorporated by reference to Exhibit 10.45 to the Annual Report filed on Form 10-K for the year ended December 31, 1996

       (4) Employment contract with Thomas W. Kitchin dated November 29, 2001

       (5) Employment contract with Craig R. Kitchin dated November 29, 2001

       (6) Employment contract with William D. Walker dated November 29, 2001

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       (7) Employment contract with Steven A. Curlee dated November 29, 2001

       (8) Employment contract with Martin D. Brew dated November 29, 2001

(a)    Not applicable.

(a)    Not applicable.

Item 13.       Information Requested by Schedule 13E-3.

(a)    Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/ Craig R. Kitchin
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                                   (Signature)


                                Craig R. Kitchin
          ------------------------------------------------------------
                                (Name and Title)


                                 March 20, 2002
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                                     (Date)